Filed Pursuant to Rule 433

Registration Statement No. 333-177251

Pricing Term Sheet

October 17, 2011

Relating to Preliminary Prospectus Supplement

dated October 17, 2011

4.875% Senior Notes due 2041

Issuer:	The Mosaic Company
Format:	SEC Registered
Trade Date:	October 17, 2011
Settlement Date:	October 24, 2011 (T+5)
Maturity Date:	November 15, 2041
Aggregate Principal Amount Offered:	$300,000,000
Coupon:	4.875%
Price to Public (Issue Price):	98.506%
Pricing Benchmark:	4.375% due May 15, 2041
Benchmark Price and Yield:	124-03; 3.121%
Spread to Benchmark:	185 basis points
Re-offer Yield:	4.971%
Interest Payment Dates:	Semi-annual on May 15 and November 15 of each year, beginning on May 15, 2012
Optional Redemption:	At any time and from time to time at the Treasury Rate + 30 basis points plus accrued interest at any time prior to May 15, 2041. Callable at 100% plus accrued interest at any time on or after May 15, 2041.
CUSIP:	61945C AB9
Denominations:	$2,000 × $1,000
Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Morgan Stanley & Co. LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC
Co-Managers:	Goldman, Sachs & Co., BNP Paribas Securities Corp. and Scotia Capital (USA) Inc.
Concurrent Offering:	The Mosaic Company is concurrently offering $450,000,000 of 3.750% Senior Notes due 2021, expected to be issued on October 24, 2011.

As Adjusted Debt:	After giving effect to the issuance and sale of these notes and the concurrent issuance and sale of the 2021 notes and the application of a portion of the net proceeds therefrom to repay subsidiary debt, as of August 31, 2011, The Mosaic Company (excluding its subsidiaries) would have had $750 million of indebtedness (excluding intercompany debt and letters of credit).

After giving effect to the issuance and sale of these notes and the concurrent issuance and sale of the 2021 notes and the application of a portion of the net proceeds therefrom to repay subsidiary debt, as of August 31, 2011, The Mosaic Company and its consolidated subsidiaries would have had $1,105.8 million of indebtedness (excluding intercompany debt and letters of credit).

After giving effect to the issuance and sale of these notes and the concurrent issuance and sale of the 2021 notes and the application of a portion of the net proceeds therefrom to repay subsidiary debt, as of August 31, 2011, our subsidiaries would have had approximately $4,222.8 million of indebtedness and other liabilities (excluding intercompany liabilities).

Pro Forma Ratio of Earnings to Fixed Charges:

	Three months ended August 31, 2011	Fiscal year ended May 31, 2011
Pro forma ratio of earnings to fixed charges	56.6	46.0

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Barclays Capital Inc. at 1-888-603-5847 or Morgan Stanley & Co. LLC at 1-866-718-1649.